

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2024

Andrey Fadeev
Chief Executive Officer
GDEV Inc.
55, Griva Digeni
3101, Limassol
Cyprus

> **Re: GDEV Inc.**
> **Registration Statement on Form F-3**
> **Filed September 12, 2024**
> **File No. 333-282062**

Dear Andrey Fadeev:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Maria Protopapa